Announcement

Oxford Glycosciences PLC

30 August 2002
Oxford GlycoSciences Plc

Interim Results Date Change

Oxford GlycoSciences Plc will be announcing its interim results for the six months ended 30 June 2002 on Thursday, 26 September 2002 rather than 24 September 2002, as previously announced.

      Financial DynamicsTel : 020 7831 3113
      Melanie Toyne-Sewell/ Claire Rowell


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